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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                           Lowrance Electronics, Inc.
                           (Name of Subject Company)

                           Lowrance Electronics, Inc.
                       (Name of Person Filing Statement)

                    Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    54890010
                     (CUSIP Number of Class of Securities)

                              Darrell J. Lowrance
                     President and Chief Executive Officer
                           Lowrance Electronics, Inc.
                            12000 East Skelly Drive
                             Tulsa, Oklahoma 74128
                                 (918) 437-6881

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   COPIES TO:

                                Marcus A. Watts
                            Locke Liddell & Sapp LLP
                                3400 Chase Tower
                                   600 Travis
                              Houston, Texas 77002
                                 (713) 226-1200

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ITEM 1. SUBJECT COMPANY INFORMATION.

   The name of the subject company is Lowrance Electronics, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 12000 East Skelly Drive, Tulsa, Oklahoma 74128, and the telephone number of the Company at that address is (918) 437-6881.

   The title of the class of equity securities to which this Solicitation/Recommendation on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.10 per share, of the Company (the "Shares"). As of January 3, 2001, there were 3,768,796 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

   The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above.

   This Statement relates to a tender offer (the "Offer") described in the Tender Offer Statement on Schedule TO, dated January 16, 2001 (as amended or supplemented, the "Schedule TO"), filed by Cobra Electronics Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary Blue Marlin, Inc., a Delaware corporation ("Sub"), with the Securities and Exchange Commission (the "Commission"), relating to an offer by Sub to purchase all of the issued and outstanding Shares of the Company at a price of $8.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Parent's Offer to Purchase, dated January 16, 2001, and the related Letter of Transmittal (as amended or supplemented, the "Offer Documents").

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 4, 2001 (the "Merger Agreement"), among the Company, Parent and Sub, a copy of which is filed as Exhibit (e)(1) hereto, and is incorporated herein by reference in its entirety. The Merger Agreement provides, among other things, for the making of the Offer by Sub, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of Parent.

   At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or owned by Parent, Sub or any other subsidiary of Parent or the Company, which shall be canceled, and other than Shares, if any (collectively, "Dissenting Shares"), held by stockholders who have properly exercised appraisal rights under
Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares be converted into the right to receive in cash the Offer Price, payable to the holder thereof, upon surrender of the certificate formerly representing such Share, less any required withholding taxes.

   The Schedule TO indicates that the principal executive offices of the Parent are located at 6500 West Cortland Street, Chicago, Illinois 60707, and the principal executive offices of Sub are located at 6500 West Cortland Street, Chicago, Illinois 60707.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Except as described below or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its officers, directors or affiliates, or (ii) Parent, Sub, or their executive officers, directors or affiliates.


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   The following summaries of the Merger Agreement, the Stockholder Agreements
and the Confidentiality Agreement, as well as the other agreements described or referred to in Annex I, are qualified in their entirety by reference to the copies thereof filed as exhibits to this Statement.

The Merger Agreement

   The Merger Agreement, a copy of which is being provided to stockholders with this Statement, should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Parent, Sub and the Company's executive officers and directors.

   The Offer. The Merger Agreement provides for the commencement of the Offer by Sub. The obligation of Sub to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the prior satisfaction or waiver by Sub of the conditions to the Offer set forth in Section 14 the Offer Documents. The Merger Agreement provides that, without the prior written consent of the Company, Sub will not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) impose additional conditions to the Offer other than the conditions set forth in Section 14 the Offer Documents or modify the conditions to the Offer (other than to waive any condition of the Offer to the extent permitted by the Merger Agreement), (d) except as described in the following paragraph, extend the Offer, (e) change the form of consideration payable in the Offer or (f) amend any other term of the Offer in a manner which is materially adverse to the holders of Shares.

   Parent has agreed with the Company that it will not extend the Offer without the consent of the Company; provided, however, that without the consent of the Company, Parent may extend the Offer (a) if, at the scheduled or extended expiration date of the Offer any of the conditions to Sub's obligation to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (c) for any reason on one or more occasions for an aggregate period of not more than fifteen business days beyond the latest expiration date that would otherwise be permitted under the terms of the Merger Agreement if there shall not have been tendered a sufficient number of Shares to enable the Merger to be effected in accordance with Section 253 of the DGCL, in each case subject to the right of Parent, Sub or the Company to terminate the Merger Agreement pursuant to its terms.

   The Merger. The Merger Agreement provides that the Sub will be merged with and into the Company following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Sub will cease and the Company will continue as the Surviving Corporation.

   At the Effective Time, the Certificate of Incorporation and Bylaws of the Company shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation; the directors of Sub shall become the directors of the Surviving Corporation and the officers of the Company shall become the officers of the Surviving Corporation.

   The Company has agreed in the Merger Agreement that it will, at Parent's request, as soon as practicable following the purchase of Shares pursuant to the Offer, (a) prepare and file with the Commission a preliminary proxy statement relating to the Merger Agreement and use its reasonable best efforts to respond to any comments of the Commission and its staff and to cause the proxy statement to be mailed to its stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff and (b) convene a special meeting of its stockholders for the purpose of considering the adoption of the Merger Agreement. The Merger Agreement provides that if Sub or any other direct or indirect subsidiary of Parent owns at least 90% of the outstanding Shares, Parent, Sub and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.


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   Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of Sub or the Company, each Share (other than Shares held in the treasury of the Company or by any wholly owned subsidiary of the Company, Shares owned by Parent or any wholly owned subsidiary of Parent and Shares owned by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation the Offer Price, in cash, without interest. Each share of stock of Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of Sub, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

   The Merger Agreement provides that Parent or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts as Parent or such paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

   Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Sub. The representations and warranties of the Company relate, among other things, to its organization, good standing and corporate power; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; filings made by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including financial statements included in the documents filed by the Company under these acts); information supplied by the Company; the absence of certain events since July 31, 2000; permits and compliance with laws; tax matters; actions and proceedings; certain agreements; benefit plans and employees and employment practices; liabilities; certain labor matters; intellectual property matters; title to assets; inventories; environmental matters; state takeover statutes; required votes; transactions with affiliates; and brokers.

   Sub and Parent have also made customary representations and warranties to the Company. Representations and warranties of Sub and Parent relate, among other things, to: their organization, good standing and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; information supplied; operations of Sub; brokers; and financing.

   Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed as to itself and its subsidiaries that, except as otherwise expressly contemplated or permitted by the Merger Agreement or except to the extent Parent shall otherwise consent in writing:

  (a) The Company shall in all material respects carry on its business in the ordinary course as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time;

  (b) The Company shall not (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

  (c) The Company shall not issue, deliver, sell, pledge, grant, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the Company Option Plans (as defined in

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      the Merger Agreement)) to acquire any such shares, voting securities, equity equivalent or convertible securities;

  (d) The Company shall not amend its charter or by-laws or equivalent organizational documents;

  (e) The Company shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets;

  (f) The Company shall not sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets with a fair market value in excess of $100,000, other than sales of inventory that are in the ordinary course of business consistent with past practice;

  (g) The Company shall not incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than
      (i) in the ordinary course of business consistent with past practices and, in the case of indebtedness and guarantees, in an amount not to exceed $100,000 and (ii) indebtedness, loans, advances, capital contributions and investments between the Company and any of its subsidiaries in the ordinary course of business consistent with past practices;

  (h) The Company shall not alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any of its subsidiaries;

  (i) Except required by applicable law, the Company shall not enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Plan (as defined in the Merger Agreement) or employment or consulting agreement or fail to maintain in effect each key-man insurance policy currently in effect with respect to any employee of the Company or any of its subsidiaries;

  (j) The Company shall not increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any of its subsidiaries who are not officers of the Company or any of its subsidiaries) or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of the Company or any of its subsidiaries, or grant or otherwise award to any person any option or stock appreciation right or other right or benefit under the Company Option Plans or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend or take action to enhance or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

  (k) The Company shall not knowingly violate or knowingly fail to perform any obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

  (l) The Company shall not make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

  (m) The Company shall not prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

  (n) The Company shall not settle or compromise any tax liability or any claims or litigation in excess of $50,000 or commence any litigation or proceedings;

  (o) The Company shall not enter into or amend any agreement or contract (i) having a term in excess of 12 months and which is not terminable by the Company without penalty or premium by notice of 60 days or less or (ii) outside the ordinary course of business consistent with past practice, which involves

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      or is expected to involve payments of $100,000 or more during the term thereof (provided that in the case of agreements or contracts with any customer, the margins anticipated from any such agreement or contract shall be consistent in all material respects with historical margins);
      (iii) enter into, amend or terminate any other agreement or contract material to the Company and its subsidiaries; or (iv) purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of $100,000;

  (p) The Company shall not pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice or in accordance with their terms; and

  (q) The Company shall not authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   No Solicitation. The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor or representative of the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company or any of its subsidiaries in connection with, or take any other action to cooperate in any way with respect to, or assist in or facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that neither the Company nor its directors shall be prohibited from (x) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer or (y) referring a third party to the section of the Merger Agreement described in this paragraph or making a copy of such section available to any third party; and provider, further, that prior to the acceptance for payment of Shares pursuant to the Offer, if the Company Board of Directors (the"Board") reasonably determines that a Takeover Proposal constitutes a Superior Proposal (as defined below), then, to the extent required by the fiduciary obligations of the Company Board, as determined in good faith by a majority thereof after consultation with independent counsel (who may be the Company's regularly engaged independent counsel), the Company may, in response to an unsolicited request therefor, furnish information with respect to the Company and its subsidiaries to any person pursuant to a confidentiality agreement, in customary form and in any event containing terms, taken as a whole, at least as stringent as those contained in the confidentiality agreement entered into between the Company and Parent, and participate in discussions or negotiations with such person. For purposes of the Merger Agreement, "Takeover Proposal" means any proposal for (i) a merger or other business combination involving the Company or any of its subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of the Company representing 15% or more of the Shares or of the total voting securities of the Company outstanding or (iii) an offer to acquire in any manner, directly or indirectly, a substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, and "Superior Proposal" means a bona fide written proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all of the assets of the Company or otherwise on terms which a majority of the Company Board determines in its reasonable good faith judgment to be more favorable to the Company's stockholders than the Merger (based on the advice from the Company's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of a majority of the members of the Company Board (based on the advice of the Company's independent financial advisor), is reasonably capable of being obtained by such third party.

   The Merger Agreement provides further that the Company must advise Parent orally and in writing of (i) any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal received by

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any officer or director of the Company or, to the knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry. The Company shall so advise Parent no later than 24 hours following receipt of such Takeover Proposal or inquiry. If the Company intends to furnish any person with any information with respect to any Takeover Proposal, the Company is required to advise Parent orally and in writing of such intention not less than two business days in advance of providing such information. The Company is further required to keep Parent fully informed of the status and material terms of any such Takeover Proposal or inquiry.

   Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party (other than any confidentiality or standstill agreement involving Parent) and to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

   Indemnification. Pursuant to the Merger Agreement, from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of the Company and its subsidiaries to the same extent and in the same manner such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the DGCL, the Company's Certificate of Incorporation or the Company's Bylaws for acts or omissions occurring at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such officers and directors in connection with defending any action arising out of such acts or omissions.

   Board Representation. The Merger Agreement provides that promptly after such time as Sub acquires Shares pursuant to the Offer, Sub will be entitled to designate at its option up to that number of directors of the Company Board, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by Sub equal to the percentage of the aggregate voting power of the Shares held by Parent or any of its subsidiaries; provided, however, that in the event that Sub's designees are elected to the Company Board, until the Effective Time, the Company Board shall have at least two directors who were directors of the Company on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors shall be reduced below two for any reason whatsoever, the Independent Director shall designate an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election or appointment of Sub's designees to the Company Board and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or the Company's Certificate of Incorporation or Bylaws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Sub or waiver or assertion of any of the Company's rights under the Merger Agreement, and any other consent or action by the Company Board with respect to the Merger Agreement, will require the concurrence of a majority of the Independent Directors and no other action by the Company, including any action by any other director of the Company, shall be required for purposes of the Merger Agreement. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company Board and/or obtain the resignation of such number of its current directors as is necessary to enable Sub's designees to be elected or appointed to the Company Board as provided above to the fullest extent permitted by law.

   Employment Agreements. Prior to February 12, 2001, the Company shall enter into employment agreements with Darrell J. Lowrance, President and Chief Executive Officer of the Company, and Ronald G. Weber, the Company's Executive Vice President of Engineering and Manufacturing, each in a form

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satisfactory to Parent. In the case of the employment agreement of Ronald G.
Weber, such agreement shall be for a term of five years and shall provide for salary no less favorable in the aggregate than currently provided to Mr. Weber by the Company and benefits at the same level as similary situated officers of Parent. The employment agreements shall become effective upon consummation of the Offer.

   Conditions Precedent. The respective obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of the Company (unless the vote of stockholders is not required under the DGCL) as required by the DGCL and the Company's Certificate of Incorporation; (ii) Sub shall have previously accepted for payment and paid for Shares pursuant to the Offer, except that this condition shall not apply if Sub shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement; and (iii) no court or other Governmental Entity (as defined in the Merger Agreement) having jurisdiction over the Company or Parent or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of the Company:

  (a) by mutual written consent of Parent and the Company;

  (b) by either Parent or the Company: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in Section 14 of the Offer Documents shall have terminated or expired in accordance with its terms without Sub having accepted for payment any Shares pursuant to the Offer or (y) Sub shall not have accepted for payment any Shares pursuant to the Offer prior to May 4, 2001 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party), or (ii) if any Governmental Entity (as defined in the Merger Agreements) shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable;

  (c) by Parent or Sub prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of the Offer conditions described in paragraph (e) or (f) of Section 14 of the Offer Documents and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company;

  (d) by Parent or Sub if either Parent or Sub is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph
      (d) of Section 14 of the Offer Documents;

  (e) by the Company if the Company Board reasonably determines that a Takeover Proposal constitutes a Superior Proposal and a majority of the Company Board determines in its reasonable good faith judgment, after consultation with independent counsel, that failing to terminate the Merger Agreement would constitute a breach of its fiduciary duties under applicable law; provided, that it has complied with the notice and other provisions of the Merger Agreement relating to no solicitation of Takeover Proposals and it complies to the extent applicable with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "--Fees and Expenses"); and provided further that the Company may not terminate the Merger Agreement pursuant to this clause (e) unless and until 72 hours have elapsed following the delivery to Parent of a written notice of such determination by the Company Board;

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  (f) by the Company, if (i) any of the representations or warranties of
      Parent or Sub set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect or (ii) Parent or Sub shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or Sub to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 30 days after the giving of written notice to Parent or Sub, as applicable; or

  (g) by the Company if the Offer has not been timely commenced in accordance with the Merger Agreement.

   In the event of a termination of the Merger Agreement by either the Company or Parent, the Merger Agreement shall become void (except for certain provisions pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective officers or directors other than for liability for any breach of a representation or warranty contained in the Merger Agreement, the breach of any covenant contained in the Merger Agreement or for fraud.

   Preferred Stock Redemption. Upon consummation of the Offer, the Company has agreed to redeem all of its issued and outstanding shares of Series "A" Preferred Stock at a redemption price of $9.375 (which represents a net redemption price of $1.875 for each Share into which the Series "A" Preferred Stock is convertible under certain circumstances) per share of Series "A" Preferred Stock in cash.

   Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

   The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Parent the following amounts under the circumstances and at the times set forth as follows:

    (i) if Parent or the Sub terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above, the Company shall pay the Expenses (as defined below) of Parent and a $1,500,000 termination fee (the "Termination Fee") upon demand;

  (ii) if the Company terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, the Company shall pay the Termination Fee within one business day following such termination and the Expenses of Parent upon demand; or

  (iii) if any termination of the Merger Agreement occurs under the provisions described in clause (b) or (c) under "Termination" above, and at the time of any such termination a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), if concurrently therewith or within 12 months thereafter, (A) the Company enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Takeover Proposal, or a Takeover Proposal is consummated, involving any party (1) with whom the Company had any discussions with respect to a Takeover Proposal, (2) to whom the Company furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses (1), (2) and (3), prior to such termination, or (B) the Company enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, the Company shall pay the Termination Fee and the Expenses of Parent upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal; provided, that if the Merger Agreement is terminated by the Company pursuant to clause (b)(i) under "Termination" above and at the time of such termination the Financing Condition has not been satisfied, the Company shall not be obligated to pay the Termination Fee and the Expenses of Parent under this clause (iii).

   For purposes of the Merger Agreement, "Expenses" means documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent, in an aggregate amount not in excess of $500,000.

The Confidentiality Agreement.

   The following summary description of the confidentiality agreement entered into between Parent and the Company (the "Confidentiality Agreement") is qualified in its entirety by reference to the agreement itself, which has been filed as an exhibit to the Schedule TO that Parent filed with the Commission and is incorporated herein by reference.

   In July 2000, the Company and Parent entered into a Confidentiality Agreement pursuant to which Parent agreed, in return for the Company's making available certain non-public information, to use such information solely for the purpose of evaluating the transaction between the parties and to not use such information in any way directly or indirectly detrimental to the Company. Parent also agreed that it and its representatives will not disclose any of the evaluation information unless the disclosure is made to a representative of Parent who needs to have such material for the sole purpose of evaluating the transaction between the parties. Without the prior consent of the Company, Parent agreed that it and its representatives will not disclose to any other person the fact that the materials have been provided to it or that discussions or negotiations were taking place.

The Stockholder Agreements.

   The following summary description of the Stockholder Agreements is qualified in its entirety by reference to the agreements themselves, which have been filed as exhibits to the Schedule TO that Parent filed with the Commission and is incorporated herein by reference.

   Parent and Sub entered into Stockholder Agreements dated as of January 4, 2001 (the "Stockholder Agreements") with each of the following stockholders of the Company: Darrell J. Lowrance, Ronald G. Weber, Willard P. Britton and Peter F. Foley (the "Tendering Stockholders"). Pursuant to the Stockholder Agreements, each Tendering Stockholder has agreed that, (a) such Tendering Stockholder will vote the Shares held by such Tendering Stockholder in favor of the Merger and the Merger Agreement; (b) such Tendering Stockholder will vote his or her Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal or (ii) any amendment of the Company's Certificate of Incorporation or Bylaws or other proposal or transaction involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, his or her Shares to any person other than Sub or Sub's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) such Tendering Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Tendering Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) the Tendering Stockholder will tender pursuant to the Offer and not withdraw the Shares owned by such Tendering Stockholder. The Stockholder Agreements terminate upon the earlier of (i) the Effective Time and (ii) the valid termination of the Merger Agreement as set forth in the Stockholder Agreements. In addition, Darrell J. Lowrance and Ronald G. Weber, the only holders of Series "A" Preferred Stock, have agreed that their shares of Series "A" Preferred Stock shall be redeemed by the Company at a redemption price of $9.375 per share (which represents a net redemption price of $1.875 for each share into which the Series "A" Preferred Stock is convertible under certain circumstances), effective immediately after the acceptance of Shares for payment by Sub pursuant to the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   (a) Recommendation of the Board

   The Company Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined unanimously that the Offer and the Merger are advisable and fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Fairness Opinion") received by the Company from American Appraisal Associates, Inc. ("American Appraisal") that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view. No limitations were imposed by the Board or management of the Company on American Appraisal with respect to the investigation made, or the procedures followed by it, in rendering the Fairness Opinion. For purposes of its opinion, American Appraisal relied, without independent verification, on the accuracy, completeness and fairness of all financial and other information reviewed by it. The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by American Appraisal in rendering its opinion. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM AMERICAN APPRAISAL IS ATTACHED AS ANNEX II TO THIS STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE IN ITS ENTIRETY. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

   (b) Background

   On August 20, 1998, the Company engaged J P Morgan, a division of Chase Securities Inc. ("J P Morgan") as its financial advisor to assist in exploring potential strategic alternatives, particularly a sale or merger of the Company. In September 1998, representatives of J P Morgan began contacting potential strategic and financial partners to ascertain their interest in pursuing an acquisition of, a merger with or an investment in the Company. In October 1998, the Company and J P Morgan requested and received from several parties, including Orbital Sciences Corporation ("Orbital"), non-binding indication of interest letters that stipulated the basic terms upon which these parties would be interested in exploring a potential acquisition of, merger with or investment in the Company.

   On November 23, 1998, Orbital sent a letter to J P Morgan which expressed Orbital's interest in a potential merger with the Company and requested additional time for due diligence. On December 21, 1998, Orbital informed J P Morgan of its continued interest in a possible merger of the Company into Orbital in an all-stock transaction. After consultation with the Company Board, representatives of J P Morgan informed Orbital that the Company was interested in the possible merger, pending negotiation of a definitive agreement.

   After several weeks of negotiations, including discussions of the consideration to be received by the Company stockholders, Orbital informed J P Morgan on January 7, 1999 that it would be willing to increase the value of its merger proposal to a number of shares of Orbital stock having an implied value of $7.30 (based upon Orbital's then current per share price) for each Share.

   On March 8, 1999, the Orbital board voted unanimously to approve the stock-for-stock merger agreement and authorized the execution of the merger agreement, subject to negotiation of remaining issues within the ranges authorized by the Orbital board.

   On March 11, 1999, the Company Board voted unanimously to approve the stock-for-stock merger agreement and authorized the execution of the merger agreement, subject to negotiation of remaining issues within the ranges authorized by the Company Board, and recommended that the Company stockholders approve and adopt the merger agreement.

   On the afternoon of March 11, 1999, the stock-for-stock merger agreement and the other transaction documents were executed. Public disclosure of the transaction was made prior to the opening of trading on Nasdaq on March 12, 1999.

   On August 18, 1999, Orbital management proposed changing the terms of the merger agreement from a stock-for-stock merger to a cash-for-stock merger valued at $7.30 per Share. On August 26, 1999, both the Orbital board and the Company Board voted unanimously to approve the amended merger agreement and the Company Board recommended that the Company stockholders approve and adopt the amended merger agreement. On August 26, 1999, the parties executed the amended merger agreement and other transaction documents. Public announcement of the execution of the amended merger agreement was made on August 30, 1999.

   On September 11, 1999, the Company mailed a proxy statement to its stockholders recommending that, among other things, the stockholders vote for approval and adoption of the amended merger agreement.

   In September and subsequent to the mailing of the proxy statement, Orbital's chief financial officer informed representatives of J P Morgan that Orbital had been unsuccessful in its efforts to secure $150 million in privately placed equity. Orbital's chief financial officer also informed representatives of J P Morgan that Orbital would attempt to finance the acquisition through its existing bank lines.

   At a special meeting of the stockholders of the Company held on October 12, 1999, the Company stockholders approved and adopted the amended merger agreement.

   Orbital was ultimately unsuccessful in securing the financing from its bank group. The amended merger agreement contained a termination date of December 23, 1999, on which date the Company informed Orbital that the amended merger agreement had been breached and that the Company was terminating the amended merger agreement effective as of December 27, 1999.

   Following the termination of the Orbital transaction, the Company met with several potential strategic and financial partners that had contacted the Company on an unsolicited basis. Between February and July 2000, three potential strategic partners and one potential financial partner contacted the Company on an unsolicited basis, including the Parent.

   On July 6, 2000, James R. Bazet, President and Chief Executive Officer of Parent, contacted Darrell J. Lowrance, President and Chief Executive Officer of the Company, to discuss the potential for a strategic business combination between the two companies. Subsequently, Parent's financial advisor contacted representatives of J P Morgan to request certain information for use by Parent in assessing the possibility of a merger of the two companies. As a result of these discussions, a mutual confidentiality agreement between the Company and Parent was executed.

   On July 28, 2000, Mr. Bazet, Mr. Lowrance and certain other Parent and Company management team members met in Dallas, Texas to discuss the possibility of a merger between the companies. Representatives of each company presented an overview of its operations, markets, products, strategies, and financial projections. At the conclusion of this meeting, senior management of each company agreed that the strategic merits of a merger warranted further discussion and it was agreed that the Company would provide Parent and its advisers with additional financial and operating information to allow Parent to formulate an offer to purchase all of the outstanding Shares of the Company.

   Between August 16 and August 29, representatives of the Company and Parent had conducted several discussions concerning the possibility of an acquisition transaction, including price, structure, timing, due diligence and Parent's valuation analysis. Parent's senior management indicated that, subject to satisfactory completion of due diligence, Parent would be willing to pay $8.25 per Share in cash for all of the outstanding Shares of the Company. Parent indicated that any transaction would be conditioned on Parent obtaining adequate financing. Parent also indicated that it would require that Mr. Lowrance, and possibly other stockholders of the Company, enter into agreements to support the transaction.

   On August 30, during a regularly scheduled Company Board meeting, representatives of J P Morgan presented Parent's offer to the Company Board. At this meeting, the directors were informed of all prior discussions between senior management of the Company and representatives of Parent as well as discussions with other potential acquirers. In addition to the financial merits of the offer by Parent, the Board discussed the strategic rationale for the transaction, including but not limited to, the benefits to the Company from access to Parent's Hong Kong buying office for electronic components, Parent's ability to use the existing capacity at the Company's Mexican facility, opportunities to leverage the Company's existing technology in Parent's products and opportunities to use Parent's mass market retail channels for distribution of the Company's products.

   During the August 30 meeting, the Board also discussed the ability of the Parent to obtain financing to complete the transaction and concluded, based on the presentations of representatives of J P Morgan and senior management's views, that such financing was likely to be obtainable. Additionally, the Company Board concluded that it was extremely important that the pursuit of the transaction not lead to any major disruptions at the Company, particularly with regard to the significant new product rollouts that were well under way.

   At the conclusion of the August 30 meeting, the Board recommended that senior management of the Company and representatives of J P Morgan continue to explore the possibility of completing a transaction with Parent at the proposed $8.25 per Share price.

   On September 11, 2000, the Company and Parent executed an Exclusivity Agreement which, among other things, provided Parent with exclusive access to non-public information concerning the Company until October 31, 2000 so that Parent could complete its evaluation of an acquisition of the Company. The agreement also contained the Company's agreement not to solicit, initiate or encourage the submission of proposals by third parties for an acquisition of the Company and provided for payment of certain Parent expenses by the Company in the event the Company entered into a definitive agreement for an alternative transaction on or prior to November 30, 2000.

   From mid-September through mid-October, there were a series of meetings held between representatives of the Company and Parent during which Parent continued its due diligence investigation of the Company and representatives of Parent gathered information about the Company to be used in connection with securing Parent's financing. Both parties agreed that the Company's participants in these due diligence meetings would be limited to Mr. Lowrance, Ronald G. Weber, the Company's Executive Vice President of Engineering and Manufacturing, and Douglas J. Townsdin, the Company's Vice President of Finance and Chief Financial Officer, in order to preserve confidentiality and not disrupt the Company's operations. These meetings were held at an off-site location in Tulsa, Oklahoma. As part of Parent's due diligence, representatives of Parent met with the Company's financial auditors and visited the Company's manufacturing facility in Ensenada, Mexico.

   On October 11, 2000, counsel to Parent delivered to counsel for the Company a draft merger agreement and draft form of stockholder agreement to be executed by certain stockholders of the Company, including Mr. Lowrance. On October 19, 2000, counsel to the Company transmitted comments to the draft merger agreement to counsel for Parent.

   On October 25, 2000, the board of directors of Parent held a regularly scheduled meeting at which Parent's financial and legal advisors gave presentations relating to the terms of the proposed merger agreement and stockholder agreement, the status of due diligence and the status of discussions with potential financing sources.

After discussion, Parent's board of directors approved the Offer, the Merger and the proposed merger agreement and stockholder agreement and authorized senior management to negotiate the final terms of the transaction agreements and to proceed with efforts to secure the necessary financing.

   In late October, legal advisors to Parent and the Company held discussions to negotiate the terms of the proposed merger agreement. From late October through mid-December, the Company continued to supply due diligence information to Parent to allow Parent to complete its due diligence investigation. During this period, Parent pursued discussions with various financing sources. On December 7, 2000, at a regularly scheduled meeting, the Parent board of directors reviewed with Parent's senior management the status of the transaction and Parent's progress towards securing financing in the form of a senior credit facility and subordinated note financing.

   On December 22, 2000, Parent delivered to senior management of the Company copies of executed financing term sheets for a senior credit facility as well as subordinated financing.

   Between December 26, 2000 and January 4, 2001, the legal advisors of Parent and the Company negotiated the final terms of the merger agreement and the stockholder agreements.

   In the morning of January 4, 2001, the Company Board met to consider Parent's offer to purchase the Shares for $8.25 per Share in cash. The Company Board reviewed the terms of the Merger Agreement and received the opinion of American Appraisal that the offer price of $8.25 per Share was fair to the stockholders of the Company from a financial point of view. Thereafter, the Company Board unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. In the late afternoon of the same day, Parent and the Company executed the Merger Agreement and Mr. Lowrance, Mr. Weber, Willard P. Britton and Peter F. Foley executed Stockholder Agreements. Public disclosure of the execution of the Merger Agreement was made by joint press release on the morning of January 5, 2001, prior to the opening of trading of Shares on Nasdaq.

   (c) Reasons for Recommendation

   In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

      (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, the historical and current market prices for the Shares;

      (ii) the terms of the Merger Agreement, including the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration;

      (iii) that the per share price contemplated by the Merger Agreement, at $8.25, represented an approximate 165% premium over the average closing price of the Company's public stock market price for the 25 trading days ended January 4, 2001;

      (iv) the oral presentation of American Appraisal at the January 4, 2001 Board meeting, confirmed in writing, that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view; a copy of the American Appraisal written opinion is attached to this Statement as Annex II and is incorporated herein by reference; such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by American Appraisal;

      (v) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted a Superior Proposal if a majority of the members of the Board determines in its reasonable good faith judgment, after consultation with independent counsel to the Company, that failure to take such actions would cause the Board to violate its fiduciary duties to its stockholders under applicable law, and the Merger Agreement permits the Company Board to terminate the Merger Agreement upon three days' prior written notice to Parent in order to accept a proposal which the Board has determined is a Superior Proposal and the Board has concluded in good faith, after consultation with independent counsel, that its fiduciary duties would require it to accept such Superior Proposal; provided, however, that, among other things, the Company has paid the termination fee and expenses described below within one business day following such termination;

       (vi) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a $1,500,000 termination fee to Parent and/or to reimburse Parent for its actual expenses (not to exceed $500,000) incurred in connection with the transaction, and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer;

       (vii) strategic considerations, such as the Company's competitive position and the need for additional capital to support further growth by the Company; and

       (viii) alternatives to the proposed sale of the Company, including seeking additional proposals from other parties and accepting the uncertainties associated therewith (including with respect to timing, valuation and the likelihood of completion of any such proposals that might be received) and continuing to maintain the Company as an independent public corporation and not engaging in any extraordinary transaction.

   The foregoing discussion addresses the material information and factors considered by the Board in its consideration and approval of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination or determine that any factor was of particular importance. The determination to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

   To the best of the Company's knowledge, all of its executive officers and directors currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   Except as described below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

   The Company retained J P Morgan to act as its financial advisor to assist in exploring potential strategic alternatives, particularly the sale or merger of the Company. Pursuant to a Letter Agreement between the Company and J P Morgan dated August 20, 1998, as amended by the Letter Agreement between the Company and J P Morgan dated March 7, 2000 (as amended, the "Letter Agreement"), the Company agreed to pay J P Morgan as follows: (a) an advisory fee of $100,000, payable $25,000 upon the Company's execution of the August 20, 1998 Letter Agreement and $75,000 upon the signing of a definitive merger agreement; plus (b) if one or more transactions are consummated, a success fee based upon the value of the transaction, subject to a minimum success fee of $750,000. The value of the transaction is defined in the Letter Agreement as the total amount of cash plus the fair market value (upon the consummation of the transaction) of all other property paid or payable directly or indirectly to the Company and its security holders by a buyer in connection with each transaction or a transaction related thereto (including the present value of all earnouts or other forms of contingent payments or amounts paid in escrow, the amounts of any indebtedness, capital leases, preferred stock obligations or guarantees on the balance sheet of the Company or directly or indirectly assumed, retired or defeased in connection with each transaction and amounts paid by the buyer to holders of any warrants or convertible securities of the Company and to holders of any options or stock appreciation rights issued by the Company, whether or not vested). The success fee will become payable by the Company when control of more than 10% of the Shares changes hands. If the transactions contemplated by the Merger Agreement are consummated, J P Morgan will receive a success fee equal to $750,000.

   The Company also agreed to reimburse J P Morgan for its reasonable out-of-pocket expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement with respect to the services to be rendered by it, and to indemnify J P Morgan against certain liabilities in connection with its engagement under the Letter Agreement.

   The Company retained American Appraisal to provide the Fairness Opinion in connection with the proposed Offer and Merger. Pursuant to a Letter Agreement, dated November 29, 2000, between the Company and American Appraisal, the Company agreed to pay American Appraisal a fee of $50,000 as follows: (i) $25,000 upon public announcement of the Offer; and (b) $25,000 upon completion of the Offer. The Company has also agreed to reimburse American Appraisal for its reasonable expenses incurred in connection with the engagement, including expenses of legal counsel. In the event the Offer is not completed, the Company has agreed to pay American Appraisal an amount that will compensate American Appraisal for the services performed under the Letter Agreement to the effective date of the termination of the Offer (such compensation to be based upon the hourly rate of the respective consultants involved which rates will range from $200 to $325 per hour) plus reasonable expenses; provided, however, in no event may the total of such hourly rates exceed $25,000. The Company has also agreed to indemnify American Appraisal and its directors, employees, agents and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   To the best of the Company's knowledge, no transactions in the Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   Except as set forth in Item 4 above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; or (iii) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8. ADDITIONAL INFORMATION.

    (a) Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

    (b) Section 203 of the Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. Under Section 203, "business combinations" between a Delaware corporation whose stock is listed on a national securities exchange, authorized for quotation on the NASDAQ stock market or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the time that such a stockholder became an interested stockholder, unless, among other possible exemptions, the business combination or transaction in which the stockholder became an interested stockholder was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the sale or other disposition of assets of the corporation having a market value of 10% or more of the aggregate market value of the assets or stock of the corporation and transactions which increase an interested stockholder's proportionate ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns 15% or more of a Delaware corporation's outstanding voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option or who has the right to vote such stock pursuant to an agreement (but not if such right arises from certain revocable proxies).

   In accordance with the Merger Agreement and pursuant to Section 203, at its meeting on January 4, 2001, the Board unanimously approved the Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Offer and the Merger.

   (c) Section 253 of the Delaware General Corporation Law. Under Section 253 of the DGCL, if Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Sub will be able to effect the Merger after the consummation of the Offer without a meeting of the Company's stockholders. However, if Sub does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company's stockholders will be required under the DGCL to effect the Merger. If the Sub does not acquire at least 90% of the outstanding Shares, the vote of 63 1/3 percent of the outstanding voting stock of the Company, which will include shares acquired by Sub, must be voted in favor of the adoption of the Merger Agreement for the Merger to be consummated.

ITEM 9. EXHIBITS.

  Exhibit
    No.                                 Description
 ---------                              -----------
 (a)(1)(A) Offer to Purchase, dated January 16, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO filed by Parent on
           January 16, 2001) (the "Schedule TO").

 (a)(1)(B) Letter of Transmittal (incorporated herein by reference to Exhibit
           (a)(1)(B) of Schedule TO).

 (a)(1)(C) Information Statement Pursuant to Section 14(f) of the Securities
           Exchange Act of 1934 and Rule 14-C-1 thereunder (incorporated by reference herein and attached hereto as Annex I).

 (a)(1)(D) Letter to Stockholders of the Company dated January 16, 2001.

 (a)(1)(E) Fairness Opinion of American Appraisal Associates, Inc. dated
           January 4, 2001 (incorporated by reference herein and attached hereto as Annex II).

 (a)(1)(F) Joint Press release issued by Parent and the Company on January 5, 2001 (incorporated herein by reference to Exhibit (a)(1)(H) of Schedule TO).

 (e)(1) Agreement and Plan and Merger, dated as of January 4, 2001, among the Parent, the Sub and the Company (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on January 8, 2001).

 (e)(2)    Form of Stockholder Agreement executed by Darrell J. Lowrance and
           Ronald G. Weber (incorporated herein by reference to Exhibit (d)(2) of Schedule TO).

 (e)(3)    Form of Stockholder Agreement executed by Willard P. Britton and
           Peter F. Foley, III (incorporated herein by reference to
           Exhibit (d)(3) of Schedule TO).

 (e)(4) Confidentiality Agreement between Parent and the Company executed in July 2000 (incorporated herein by reference to Exhibit (d)(4) of Schedule TO).

 (e)(5)    Exclusivity Agreement  between Parent and the Company dated
           September 11, 2000 (incorporated herein by reference to Exhibit
           (d)(5) of Schedule TO).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LOWRANCE ELECTRONICS, INC.

Dated: January 16, 2001

                                          By:/s/ Darrell J. Lowrance
                                               --------------------------------
                                          Name:Darrell J. Lowrance
                                          Title:President and Chief Executive
                                           Officer

                                                                        ANNEX I

                          Lowrance Electronics, Inc.
                12000 East Skelly Drive, Tulsa, Oklahoma 74128

                Information Statement Pursuant to Section 14(f)
                    of the Securities Exchange Act of 1934
                           and Rule 14f-1 Thereunder

   This information statement ("Information Statement") is being mailed on or about January 16, 2001 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, par value $0.10 per share ("Shares"), of Lowrance Electronics, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Blue Marlin, Inc. (the "Sub"), a Delaware corporation and wholly owned subsidiary of Cobra Electronics Corporation (the "Parent").

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Parent and the Sub has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

   At the close of business on January 3, 2001, there were 3,768,796 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of the Company's directors, each of which entitles its record holder to one vote.

Sub Designees

   On January 4, 2001, the Company, the Parent, and the Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in accordance with the terms and subject to the conditions therein, (i) Sub commenced a tender offer (the "Offer") for any and all outstanding Shares of the Company at a price of $8.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price") and (ii) at the effective time of such Merger (the "Effective Time"), Sub will be merged with and into the Company (the "Merger").

   The Merger Agreement provides that promptly after payment by Sub for the Shares tendered pursuant to the Offer in accordance with the Merger Agreement, Sub shall be entitled to designate at its option up to that number of directors (the "Sub Designees"), rounded to the nearest whole number, of the Company's Board of Directors (the "Board") as will make the percentage of the Company's directors designated by Sub equal to the percentage of the aggregate voting power of the Shares held by Parent or its Subsidiaries (as defined in the Merger Agreement). At Parent's request, the Company will either increase the size of the Board or secure the resignations of the number of incumbent directors necessary to enable the Sub Designees to be elected. Notwithstanding the foregoing, until the Effective Time, the Company and Parent shall retain as members of the Board at least two directors who were directors of the Company on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). Pursuant to the Merger Agreement, in the event the Sub Designees are elected or appointed directors after the payment for the Shares and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required, and alone shall be sufficient, to take action by the Company to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or the Company Charter or By-Laws, (iii) extend the time for performance of Parent's and Sub's respective obligations under the Merger Agreement, or (iv) approve any other consent or action by the Company with respect to the Merger Agreement.

   As of the date of this Information Statement, Sub has not determined who will be the Sub Designees. However, the Sub Designees will be selected from the directors and executive officers of Parent listed below upon the purchase by Sub pursuant to the Offer of the Shares representing not less than 63 1/3 of the outstanding Shares on a fully diluted basis.

   The following table sets forth the name, present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers for each person who may be designated by Sub to the Company Board as Sub Designees. Unless otherwise indicated below, each individual listed below has a business address of 6500 West Cortland Street, Chicago, Illinois 60707. Each individual listed below is a citizen of the United States.

Directors and Executive Officers of Parent

                                             Principal Occupation or Employment and
 Name                                             Five-Year Employment History
 ----                                        --------------------------------------
 James R. Bazet...................  President and Chief Executive Officer of Parent,
                                    January 1998 to present; Executive Vice President and
                                    Chief Operating Officer of Parent, July 1997 to
                                    December 1997; President and Chief Executive Officer,
                                    Ryobi Motor Products Floor Care Division, 1995-1997;
                                    President and Chief Executive Officer, Code-A-Phone
                                    Corporation, 1991-1994. Director since May 1997.

 William P. Carmichael............  Director of Opta Food Ingredients, Inc. since 1999.
                                    Senior Vice President & Chief Accounting Officer, Sara
                                    Lee Corporation, 1991-1993; retired 1993; Senior Vice
                                    President and Chief Financial Officer, Beatrice
                                    Company, 1988-1990. Director since 1994.

 Gerald M. Laures.................  Vice President--Finance of Parent, since March 1994;
                                    Corporate Secretary of Parent, 1989 to present;
                                    Corporate Controller of Parent 1988-1994. Director
                                    since 1994.

 Anthony A. Mirabelli.............  Senior Vice President, Marketing and Sales of Parent,
                                    February 1997 to present; Vice President of Marketing,
                                    Uniden America Corporation, 1992-1997; Vice President,
                                    Marketing of Parent, 1989-1992.

   The Parent has informed the Company that each of the executive officers of the Parent and the Sub listed above has consented to act as a director of the Company, if so designated. If necessary, Sub may choose additional or other Sub Designees, subject to the requirements of Rule 14f-1.

   None of such executive officers (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Parent, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Parent that, to the best of the Parent's knowledge, none of such executive officers has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

   The Merger Agreement provides that, upon the Effective Time, the directors of Sub will be the directors of the surviving corporation.

                       DIRECTORS AND EXECUTIVE OFFICERS

Directors

   The directors of the Company are divided into three classes, designated as Class I, Class II, and Class III. Each class consists of one-third of the directors constituting the entire Board. There are currently no Class II directors. The directors, upon being elected, all serve three-year terms, and the term of each member of the same class expires at the same time. At each Annual Meeting of Stockholders, directors to replace those whose terms expire at such Annual Meeting are elected for a three-year term.

   The Compensation and Nominating Committee has not nominated any candidates to replace Robert F. Biolchini, who resigned December 8, 1999, and Alpo F. Crane, who resigned February 1, 2000, for election as Class II Directors. Willard P. Britton and Ronald G. Weber, the Class I directors, and Darrell J. Lowrance and Peter F. Foley, III, the Class III directors, will continue to serve as directors pursuant to their prior elections.

                               Class I Directors

                         (Term Expires December 2002)

   WILLARD P. BRITTON. Mr. Britton, age 77, has been a director of the Company since December 1985. Mr. Britton is a retired Vice President and Controller of Knight Ridder, Inc., a corporation engaged primarily in communications.

   RONALD G. WEBER. Mr. Weber, age 56, has served the Company as its Executive Vice President of Engineering and Manufacturing since July 2000, and prior thereto as its Senior Vice President of Engineering since 1980 and as its Executive Vice President of Technology and Engineering since December 1993. Mr. Weber has also been a director since October 1992. Mr. Weber joined the Company in 1976, and prior to serving in his current position, he held several technical positions with the Company.

                              Class III Directors

                         (Term Expires December 2001)

   DARRELL J. LOWRANCE. Mr. Lowrance, age 62, a founder of the Company, has been with the Company since its formation in 1957. He currently serves as President and Chief Executive Officer and a director of the Company, positions he has held since 1964. During 1983 and 1984, Mr. Lowrance served as President of the American Fishing Tackle Manufacturer's Association (AFTMA). In July, 1988, Mr. Lowrance returned to the Board of Directors of AFTMA, a position he previously held from 1978 through 1986. Additionally, in April, 1989, Mr. Lowrance was elected as a director of the National Association of Marine Products and Services.

   PETER F. FOLEY, III. Mr. Foley, age 64, has served as a director since October 1991 and has been President of Boone Bait Company, a company engaged in the manufacture of saltwater fishing lures, since 1978. For more than 10 years, Mr. Foley has served on numerous boards related to the marine industry, including the American Fishing Tackle Manufacturer's Association (AFTMA). Further, he has been awarded government grants, as an industry expert in international marketing of fishing tackle products, to study and report on key opportunities for the industry.

Executive Officers

   All officers of the Company are elected annually and serve at the pleasure of the Board. Information concerning the following executive officers is set forth above under "Directors": President and Chief Executive Officer, Darrell
J. Lowrance; and Executive Vice President of Engineering and Manufacturing, Ronald G. Weber.

   Mark C. McQuown, age 49, has served as Vice President of Sales since February 2000. Prior thereto, Mr. McQuown was Director of Sales since August 1997. Mr. McQuown joined the Company in June 1984, as a Zone

Sales Manager and was subsequently promoted to Regional Sales Manager in June 1988, Director of International Sales in February 1995 and Director of International, Government and Industrial Sales in June 1996.

   Bob G. Callaway, age 57, has served as Vice President of Marketing since March 2000. Mr. Callaway joined the Company in August 1987 as Manager of Video Communications and was promoted to Director of Video Communications in October 1993. He subsequently joined Addvantage Media as Vice President-Field Service Group in March 1997. He worked as a freelance marketing consultant from October 1998 and in July 1999, joined T.D. Williamson as Manager of Marketing Relations before returning to the Company in March 2000.

   Jane M. Kaiser, age 40, has served as Vice President of Customer Operations since February 2000. Prior thereto, Ms. Kaiser was Director of Customer/Sales Service since August 1997. Ms. Kaiser joined the Company in May 1995 as a Cost Productivity Analyst and was subsequently promoted to Director of Cost Productivity in December 1995 and to Manager of Customer Service in June 1997.

   Douglas J. Townsdin, age 37, has served as Vice President of Finance and Chief Financial Officer since March 2000. Prior thereto, Mr. Townsdin was a Senior Manager with Arthur Andersen LLP.

   H. Wayne Cooper, age 55, has served as Secretary of the Company since February 15, 2000. Prior thereto, Mr. Cooper was Assistant Secretary of the Company since December 1999. Mr. Cooper has been a partner with Doerner, Saunders, Daniel & Anderson, LLP since 1982.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

   The following table sets forth, as of October 31, 2000, the number and percentages of outstanding Shares beneficially owned by all persons known by the Company to own more than 5% of the Company's Common Stock, by each director of the Company, and by all officers and directors of the Company as a group:

  Name and Address of                    Amount and Nature of     Percentage of
  Beneficial Owner                       Beneficial Ownership        Shares
  -------------------                    --------------------     -------------
-------------------------------------------------------------------------------
  Darrell J. Lowrance (1)                     1,907,423 (2)           50.6%
  12000 East Skelly Drive
  Tulsa, OK 74128-2486
-------------------------------------------------------------------------------
  Willard P. Britton (1)                         14,653 (Direct)         *
  1571 Breakwater Terrace
  Hollywood, FL 33019
-------------------------------------------------------------------------------
  Ronald G. Weber (1)                            71,745 (3)            1.9%
  12000 East Skelly Drive
  Tulsa, OK 74128-2486
-------------------------------------------------------------------------------
  Peter F. Foley, III (1)                        54,183 (Direct)       1.4%
  Boone Bait Company
  1501 Minnesota Avenue
  Winter Park, FL 32790
-------------------------------------------------------------------------------
  Estate of James L. Knight                     336,754 (Direct)       8.9%
  c/o Northern Trust Bank of Florida,
   N.A.
  700 Brickell Avenue
  Miami, FL 33131-2881
-------------------------------------------------------------------------------
  Don C. Whitaker                               296,900 (4)            7.9%
  23 Beechwood
  Irvine, CA 72604
-------------------------------------------------------------------------------
  All directors and officers as a group       2,048,104 (5)           54.3%
  (including those listed above, five
  persons
  total)


*  One-half of one percent or less

  (1) Director

  (2) Includes 180,500 Shares held indirectly in an individual retirement account with Mr. Lowrance having the sole voting and investment power, 143,908 Shares held of record by the Trustees of the Lowrance Savings Plan and Trust for Mr. Lowrance, who is entitled to vote such Shares and 3,725 owned indirectly by an immediate family member.

  (3) Includes 33,000 Shares held of record by the Trustees of the Lowrance Savings Plan and Trust for Mr. Weber, who is entitled to vote such Shares.

  (4) Of the 296,900 Shares identified as being beneficially owned by Don C. Whitaker, 25,000 Shares are owned by Don C. Whitaker, Inc. and 15,800 Shares are owned by Don C. Whitaker, Jr.

  (5) All voting securities owned by officers and directors are owned directly except for 361,133 Shares.

   Darrell J. Lowrance and James L. Knight (deceased) entered into a Shareholders' Agreement dated December 22, 1978, which provides that, except for sales in a public offering, neither party may sell his Shares without offering the Company the right of first refusal at the same price offered by a third party, payable in eight equal annual payments, including annual interest at 8%. If the Company does not exercise the right of first refusal and purchase the Shares, then the other individual party has the right to purchase such stock at the same price and under the same payment terms. On October 8, 1986, a First Amendment to the Shareholders' Agreement was entered into between Messrs. Knight and Lowrance which allowed them, after the initial public offering of the Company's stock in 1986, to sell their Shares in the public market pursuant to Rule 144 and permits charitable donations of their Shares within certain limits as to the total number of Shares which may be donated to one charitable institution without first offering such Shares to the Company or the other party. The right of first refusal terminates only when either (a) Mr. Lowrance's stock ownership in the Company is less than 15% of the Company's outstanding stock, or (b) Mr. Knight's stock ownership in the Company is less than 10% of the Company's outstanding stock, exclusive of any stock donated by either of them to a charitable institution. Additionally, Messrs. Lowrance and Knight entered into an Agreement on October 8, 1986, with the Company whereby they agreed not to sell any of their Shares privately, except as permitted under the First Amendment to Shareholders' Agreement. As of October 31, 2000, 840,460 Shares were sold in the public market by the Estate of James L. Knight pursuant to Rule 144 since May of 1992 when the Estate first elected to sell stock owned by the Estate as permitted by the Agreement and First Amendment to Shareholders' Agreement and as allowed under Rule 144. Additionally, in May 1993, 68,966 Shares were sold by the Estate of James L. Knight to the Company and retired, and 34,483 Shares were sold by the Estate of James L. Knight directly to Mr. Lowrance. Except for the sales made by the Estate of James L. Knight pursuant to Rule 144 and the sales made by the Estate of James L. Knight to the Company and Mr. Lowrance, neither Mr. Knight nor Mr. Lowrance has sold nor made a gift of any stock in the Company pursuant to the aforementioned Agreement and First Amendment to Shareholders' Agreement.


            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires the Company's directors, officers and persons holding more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted (i) initial reports of ownership,
(ii) reports of changes in ownership and (iii) annual reports of ownership of Shares and other equity securities of the Company. Such directors, officers and 10% stockholders are also required to furnish the Company with copies of all such filed reports.

   Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required during 2000, the Company believes that all Section 16(a) reporting requirements related to the Company's directors and executive officers were timely filed during 2000.

                       GENERAL INFORMATION WITH RESPECT
                           TO THE BOARD OF DIRECTORS

   The Board met six times during the fiscal year ended July 31, 2000. The Board has an Audit Committee and a Compensation and Nominating Committee.

Committees of the Board

   Audit Committee. The Audit Committee is composed of Willard P. Britton (Chairman) and Peter F. Foley, III. The Audit Committee held two meetings during the Company's 2000 fiscal year. All members attended the meetings. The Audit Committee meets on a scheduled basis with the Company's independent public accountants and is available to meet at the request of the Company's independent public accountants. The Audit Committee reviews the Company's accounting policies, internal controls, and other accounting and auditing matters; considers the qualifications of the Company's independent public accountants; makes a recommendation to the Board as to the engagement of an independent public accountant; and reviews the letter of engagement and statement of fees relating to the scope of the annual audit and special audit work which may be recommended or required by the independent public accountants.

   Compensation and Nominating Committee. The Compensation and Nominating Committee is composed of Willard P. Britton and Peter F. Foley, III (Chairman), each a non-employee director. The Compensation and Nominating Committee held four meetings during the Company's 2000 fiscal year at which all members attended. The Committee reviews the nature and amount of compensation of the officers of the Company and recommends changes with respect thereto, including the Company's Executive Bonus Plan, 1986 Stock Option Plan, and the 1989 Stock Option Plan, and recommends the nominees for directors. The Committee will consider qualified director candidates submitted to it by other directors, employees, or stockholders. As a prerequisite to consideration, each recommendation must be accompanied by biographical material of the proposed candidate, fully disclosing the candidate's qualifications and demonstrated sound business judgment, as well as an indication that the proposed candidate would be willing to serve as a director, if elected. In order for a candidate recommended by a stockholder to be considered as a nominee at the Annual Meeting to be held in 2001, the name of such candidate, together with the written description of the candidate's qualifications, must be received by the Secretary of the Company prior to August 10, 2001.

   There was no incumbent director who failed to attend at least 75% of the aggregate number of meetings of the Board and Committees upon which they sit. There are no family relationships between any director or executive officer of the Company.

                            DIRECTORS' COMPENSATION

   Each director receives $12,000 per year compensation and an additional fee of $1,000 for each meeting of the Board and $750 for each Committee meeting attended. All directors are reimbursed for certain reasonable out-of-pocket expenses incurred in attending meetings of the Board or Committee meetings.

                      COMPENSATION OF EXECUTIVE OFFICERS

   Summary Compensation Table. The following table sets forth the aggregate cash compensation earned by the executive officers listed for services rendered in all capacities to the Company for the fiscal year ended July 31, 2000:

                                                   (1)        (2)        (3)
   Name of Individual/Principal                           Other Annual   All
             Position              Year  Salary   Bonus   Compensation  Other
   ----------------------------    ---- -------- -------- ------------ -------
Darrell J. Lowrance............... 2000 $399,200 $108,000      --      $31,200
 President and Chief               1999  382,000  249,000      --       30,600
 Executive Officer                 1998  382,000       --      --       30,300
Ronald G. Weber................... 2000  217,000   59,200      --       25,300
 Executive Vice                    1999  208,000   92,000      --       30,600
 President of                      1998  208,000       --      --       30,686
 Engineering and
 Manufacturing
Douglas J. Townsdin (4)........... 2000  150,000   16,800      --           --
 Vice President of                 1999       --       --      --           --
 Finance and Chief                 1998       --       --      --           --
 Financial Officer
Mark C. McQuown................... 2000  139,700   34,100      --        9,600
 Vice President of Sales           1999  126,600   37,300      --        3,522
                                   1998  100,100       --      --        2,482
Bob G. Callaway (5)............... 2000  150,000   15,100      --           --
 Vice President of                 1999       --       --      --           --
 Marketing                         1998       --       --      --           --
Mark C. Wilmoth (6)............... 2000  107,600       --      --       38,691
 Former Vice President             1999  145,000   64,000      --        9,010
 of Finance and                    1998  145,000       --      --        8,596
 Treasurer
Steven L. Schneider (7)........... 2000  119,600       --      --      114,391
 Former Vice President             1999  163,000   47,000      --        9,600
 Of Sales and Marketing            1998  163,000       --      --        9,313

--------
(1) The Company's Executive Bonus Plan for fiscal year 2000 provided for a performance bonus pool measured entirely on the basis of the Company's pretax, prebonus earnings compared to budgeted pretax, prebonus earnings. This bonus pool was to be divided, based on certain predetermined percentages, between the Company's President, five Vice Presidents, and certain other key employees. In order to earn any performance bonus, it was necessary for pretax, prebonus income to exceed $1,067,000, which the Company did and accordingly a performance bonus pool of $185,000 was earned and paid in October 2000 to those officers and key employees who earned a performance bonus. The Executive Bonus Plan for fiscal year 2000 also provided for discretionary bonuses for executive officers, except the President, and certain other key employees, granted at the recommendation of the President on the basis of individual performance not to exceed 15% of their respective salaries. The President exercised his right to recommend discretionary bonuses for executive officers and certain key employees of the Company to the Compensation and Nominating Committee of the Board. Accordingly, certain discretionary bonuses aggregating $124,000 were recommended by the Compensation and Nominating Committee and approved by the Board for payment in October 2000. The Company paid an aggregate of $309,000 in bonuses in October 2000 pursuant to the Company's 2000 Executive Bonus Plan. The aggregate maximum amount payable pursuant to the Company's 2000 Executive Bonus Plan, exclusive of discretionary bonuses, was limited to $1,000,000.
(2) The 2000 remuneration described in other annual compensation includes the cost to the Company of benefits furnished to the executive officers, including premiums for life and health insurance, personal use of Company automobiles, and other personal benefits provided to such individuals that are extended in connection with the conduct of the Company's business. During 2000, 1999 and 1998, no executive officers received other compensation in excess of 10% of such officer's cash compensation.
(3) Other long-term compensation resulted from contributions to the Lowrance Savings Plan and Trust Number 1 on behalf of the listed executive officers. Also included are director's fees of $19,000, $21,000, and $21,000 paid to Mr. Lowrance and $19,000, $21,000 and $21,000, paid to Mr.
    Weber in 2000, 1999 and 1998, respectively. Also included with respect to Mr. Wilmoth and Mr. Schneider are payments in accordance with the terms of their respective employment and severance agreements as described in Notes
    (6) and (7) below.
(4) Mr. Townsdin's salary is presented on an annualized basis. His actual salary earned since joining the Company on March 6, 2000 was $60,600. All other compensation is presented on an as-earned basis.
(5) Mr. Callaway's salary is presented on an annualized basis. His actual salary earned since joining the Company on March 27, 2000 was $51,600. All other compensation is presented on an as-earned basis.
(6) Mr. Wilmoth resigned as an officer on February 9, 2000. All other compensation includes $33,500 paid in accordance with the terms of Mr. Wilmoth's employment and severance agreement.
(7) Mr. Schneider's association with the Company ended on December 29, 1999. All other compensation includes $110,200 paid in accordance with the terms of Mr. Schneider's employment and severance agreement. $58,300 will be paid in accordance with the terms of Mr. Schneider's employment and severance agreement during fiscal 2001.

   Employment and Severance Arrangements. The Company entered into employment agreements with the following four executive officers of the Company in April 2000: Bob G. Callaway, Mark C. McQuown, Douglas J. Townsdin and Jane M. Kaiser. The initial term of these employment agreements, all of which are substantially identical, runs for a period of 24 months. Each agreement has a renewal term of an additional 24 months unless proper notice (as defined in the employment agreement) is given prior to the expiration of the initial term by either party. Under the terms of the employment agreements, if the employment of any executive is terminated other than for "cause" (as defined in the employment agreement), then each such executive would be entitled to payment of their salary in accordance with the Company's standard payroll practices for the remainder of the initial term of the agreement or a period of twelve months, whichever is longer. If the employment of the executive is terminated upon a change of control of the Company (as defined in the employment agreement), then each such executive would be entitled to a lump sum payment equal to 24 months of their salary. In accordance with the salary recommendations of the Compensation Committee, as of November 13, 2000 the maximum aggregate amount of cash benefits payable to each executive would be $318,000 for Mark C. McQuown, $312,458 for Douglas J. Townsdin, $311,376 for Bob G. Callaway and $254,400 for Jane M. Kaiser.

   Stock Option Plans. The Company's 1986 and 1989 Stock Option Plans (the "Plans") adopted by the Board of Directors and approved by the Stockholders, reserve 400,000 Shares (subject to certain adjustments) for issuance upon the exercise of incentive stock options (as defined in Section 422A of the Internal Revenue Code), non-qualified stock options, and limited stock appreciation rights ("limited SAR's") which may be granted to directors, officers and key employees (10 persons are eligible to participate as of the date of the Schedule 14D-9). The Plans are designed to serve as an incentive for attracting and retaining qualified and competent employees and directors.

   The Compensation and Nominating Committee of the Board administers and interprets the Plans and has authority to grant options on such terms and at such prices as it may determine, but the exercise price of incentive stock options will not be less than the fair market value of the Common Stock on the date of grant and no option will be exercisable after the expiration of ten years from the date of grant. The committee may also grant limited SAR's in tandem with options. A limited SAR is exercisable only to the extent that the related option is exercisable and the exercise of any portion of either the related option or tandem limited SAR will cause a corresponding reduction in the number of Shares remaining subject to the option or the tandem limited SAR. The Board has resolved that the exercise price of non-statutory stock options will be not less than 85% of the fair market value of the Common Stock on the date of grant.

   During fiscal year 2000, no options and no limited SAR's were granted. As of October 31, 2000, the Company had no non-qualified options issued of the 400,000 authorized in the Plans. There were no options exercised during the year either by the Company's Chief Executive Officer or by the other executive officers named in the compensation table.

   As of January 3, 2001, options on 80,000 shares under these plans have been exercised to date and no limited SAR's have been granted.

   Retirement Plan. The Lowrance Savings Plan and Trust (the "Retirement Plan") requires the Company to contribute to the Retirement Plan up to 6% of each participant's salary annually. Participants include all employees of the Company, including executive officers, who have completed one year of employment with at least 1,000 hours of service. The Company makes a fixed contribution of 3% of each participant's salary. In addition, if an employee makes voluntary contributions, the Company will make additional contributions equal to 100% of the first $10 per pay period of the employee's contribution and 50% thereafter, not to exceed 3% of the employee's salary. Each participant's interest in the Company's contributions vests fully over a period of seven years. Generally, a participant's interest in the Company's contributions may be withdrawn only upon termination or in certain hardship situations. The Trustees and Administrative Committee of the Retirement Plan are appointed by the Board.

   Series "A" Preferred Stock and Indebtedness of Management. In accordance with the Company's May 13, 1996 private placement of 70,000 shares of Series "A" Redeemable Preferred Stock (the "Series "A" Preferred Stock") with key officers of the Company, five such persons became indebted to the Company for the purchase price of $6.875 per share for each share purchased. The Series "A" Preferred Stock, issued for a term of ten years, is a nonvoting stock paying a cumulative dividend of 2 1/2 cents. Each share is convertible into five shares of the Company's Common Stock at a cash purchase price of $5.00 per share of Common Stock, but only if (i) the Chief Executive Officer of the Company sells in excess of thirty percent of his Common Stock of the Company, or (ii) the Company sells substantially all of its assets and operations to a third party. Each purchaser executed a Promissory Note in favor of the Company bearing interest at Chase prime and a Security Agreement whereby the Series "A" Preferred Stock is pledged to the Company to secure the payment of such Promissory Note. In the event (i) the Series "A" Preferred Stock is not converted within its ten-year term, or (ii) the purchaser terminates his employment with the Company for any reason except death, the Series "A" Preferred Stock is surrendered to the Company for cancellation in exchange for cancellation of the principal amount of indebtedness owing under his respective Promissory Note provided that all accrued interest is paid to the date of termination. As of January 3, 2001, there are 40,000 shares of Series "A" Preferred Stock outstanding and the following persons remain indebted to the Company in conjunction with their respective purchase of Series "A" Preferred
Stock:

                           Relationship          Number of     Indebtedness as of
       Name               to the Company      Shares Purchased  January 3, 2001
       ----               --------------      ---------------- ------------------
Darrell J. Lowrance       President and            20,000         $137,500.00
                     Chief Executive Officer
Ronald G. Weber      Executive Vice President      20,000         $137,500.00
                        of Engineering and
                          Manufacturing

   Upon consummation of the Offer, the Company shall redeem all of its issued and outstanding shares of Series "A" Preferred Stock at a redemption price of $9.375 (which represents a net redemption price of $1.875 for each share into which the Series "A" Preferred Stock is convertible under certain circumstances) per share of Series "A" Preferred Stock in cash.

Report of Compensation and Nominating Committee on Executive Compensation

   The members of the Compensation and Nominating Committee are Mr. Willard P. Britton and Mr. Peter Foley, III. Each member of the Committee is a non-employee director.

   In determining the compensation payable to the Company's executive officers, it is the basic philosophy of the Committee that the total annual compensation for these individuals should be at a level which is competitive with the marketplace (which requires compensation to be middle to high) in companies of similar size for positions of similar scope and responsibility. In determining the appropriateness of compensation levels, the Committee annually reviews the Company's compensation policies and nationally recognized compensation surveys, principally the William Mercer Executive Compensation Survey, which is a comparison of fixed and variable compensation based upon a corporation's industry and size.

   The key elements of the total annual compensation for executive officers consists of a base salary and variable compensation in the form of annual bonuses and stock options. The base salaries are generally set at or near the middle to high range for the competitive marketplace as indicated in the above-referenced survey for companies within the same industry classification and relative size. Annual bonuses consist of two components, a performance bonus based entirely on the basis of the Company's pretax, prebonus earnings and a discretionary bonus for executive officers, except the President, which is recommended by the President on the basis of individual performance.

   In fiscal 2000, the Company's performance exceeded target levels, therefore performance bonuses of $185,000 were earned and discretionary bonuses in the amount of $124,000 were granted. The aggregate payout in October 2000 was $309,000.

   The base salary for the Chief Executive Officer approximates the 75th percentile for the comparable companies in the above-referenced survey. The committee has set the base pay for the Chief Executive above the market average due to his tenure with the Company and his irreplaceable knowledge of and personal contacts and relationships in the industries in which the Company operates. All of the Chief Executive's incentive pay is based on achieving targeted pretax, prebonus earnings levels with no discretionary bonus component. As the Company's performance was above target levels in fiscal year 2000, and incentive bonus of $108,000 was earned and paid in October 2000.

   Compensation and Nominating Committee:

     Peter F. Foley III, Chairman
     Willard P. Britton

   Performance Graph. The following performance graph reflects yearly percentage change in the Company's cumulative total Stockholder return on Common Stock as compared with the cumulative total return of the NASDAQ (US) and the NASDAQ Electronic Components Index. All cumulative returns assume reinvestment of dividends and are calculated on a fiscal year basis on July 31 of each year.

                  COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
          AMONG THE COMPANY, NASDAQ US AND NASDAQ ELECTRONIC COMPONENT



                     [STOCK PERFORMANCE GRAPH APPEARS HERE]

                                                   1995 1996 1997 1998 1999 2000
                                                   ---- ---- ---- ---- ---- ----
NASDAQ U.S........................................ 100  109  161  189  271  385
NASDAQ ELECTRONIC COMPONENTS...................... 100   93  198  169  305  677
LEIX.............................................. 100   92   88   65   99   58

                     [American Appraisal Associates Logo]
                                                                       Annex II

January 4, 2001

Board of Directors
Lowrance Electronics, Inc.
12000 East Skelly Drive
Tulsa, Oklahoma 74128

Dear Members of the Board:

   American Appraisal Associates, Inc. ("American Appraisal") was retained to provide financial and valuation advisory services to the Board of Directors ("Board") of Lowrance Electronics, Inc., a Delaware corporation ("Lowrance" or the "Company"), in connection with an offer from Cobra Electronics Corporation, a Delaware corporation ("Cobra"), to purchase all the outstanding common stock of Lowrance for $8.25 in cash per share (the "Offer").

Terms of Offer

   As of the date hereof, the terms and conditions of the Offer, as contained in the Agreement and Plan of Merger among Cobra, Blue Marlin, Inc., a Delaware corporation and a wholly-owned subsidiary of Cobra ("Sub"), and the Company, dated January 4, 2001 (the "Agreement"), are summarized as follows:

  . Cobra will cause Sub to make a tender offer to purchase all of the outstanding shares (the "Shares") of common stock, par value $.10 per share, of the Company (the "Company Common Stock") at a purchase price of $8.25 per Share (the "Offer Price") net to the seller in cash, without interest thereon, upon the terms set forth in the Agreement;

  . After successful completion of the Offer, the Sub shall be merged with and into the Company "("Merger") and following the Merger, the separate corporate existence of the Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"); and

  . If Sub acquires at least 90 percent of the outstanding Shares, the parties to the Agreement agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of stockholders of the Company.

American Appraisal Credentials

   Through its Financial and Valuation Advisory Services Group, American Appraisal is regularly and continually engaged in the valuation of businesses and securities in connection with restructurings and reorganizations, mergers and acquisitions, private placements and other corporate purposes. Prior to this engagement, American Appraisal had provided financial and valuation advice to the Company but had not provided financial or valuation advice to Cobra.

Board of Directors                          AMERICAN APPRAISAL ASSOCIATES, INC.
Lowrance Electronics, Inc.
January 4, 2001
Page 2

Role of American Appraisal

   As financial advisor to the Board, we will assist the Board in its review of the terms and conditions of the Offer and provide an opinion as to whether the Offer Price and other terms and conditions of the Offer and Merger are, in our opinion, fair, from a financial point of view, to the holders of Company Common Stock (the "Opinion").

Due Diligence

   In connection with our analysis leading to the opinions set forth below, we have, among other things:

  (i)    Reviewed the Agreement;

  (ii) Reviewed the Company's Annual Reports on Form 10-K for the fiscal years ended July 31, 1996 through 2000 and its draft Quarterly Reports on Form 10-Q for the fiscal period ended October 31, 2000 and other publicly available financial and operating information relating to the Company that American Appraisal considered relevant;

  (iii) Reviewed and analyzed the internal unaudited operating results reported by the Company for the four months ended November 30, 2000 and financial projections for the Company through fiscal year 2001 provided to American Appraisal by Company management;

  (iv) Considered the Company's operating history, financial condition and prospects prior to, and after, the Offer and Merger,

  (v) Reviewed and discussed with representatives of the Company's financial advisor, Chase Securities, Inc. ("Chase") (a) the depth and results of discussions Chase and members of the Board had with other potential acquirers, partners or investors and (b) analysis of written presentations prepared by Chase to the board dated July 2000 and August 30, 2000;

  (vi) Analyzed available information, public and private, concerning other companies that (a) are similar to the Company's product line and operating structure for the purpose of comparing their market capitalizations and investor ratios to the operating and financial performance of the Company;

  (vii) Reviewed the public stock market price and trading volume history of the Company's Common Stock on the Nasdaq National Market;

  (viii) Conducted other financial analyses and studies as American Appraisal deemed appropriate for purposes of delivering its opinion as to the fairness, from a financial point of view, of the terms and conditions of the Merger;

   American Appraisal's analysis of the foregoing and other factors led to the following observations and conclusions:

  (i) The Offer Price represented an approximate 165% premium over the moving average closing price of the Company's public stock market price for the 25 trading days ended January 4, 2001;

  (ii) Correlation of market capitalizations of certain public companies considered similar to the Company in terms of products lines and/or markets implied a valuation of the Company's Common Stock ranging between $6.75 and $21.50 per Share;

Board of Directors                          AMERICAN APPRAISAL ASSOCIATES, INC.
Lowrance Electronics, Inc.
January 4, 2001
Page 3

  (iii) A discounted cash flow valuation analysis of the Company's prospective operations indicated a range of current value of the Company's Common Stock ranging from $8.00 to $12.00 per Share;

  (vi) A capitalization valuation analysis of the Company's reported latest 12 months net income indicated a value for the Company's Common Stock ranging from $7.00 to $10.00 per Share; and

  (v) The marketability of the Company's business to other business entities was believed to be limited because of the seasonality of its product line and the volatility of its revenues and profitability, among other factors.

Conditions of Opinion

   We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion.

   We were not authorized by the Company's Board of Directors to solicit, nor have we solicited, other potential merger candidates for the Company. Our opinion is necessarily based on market, economic and other conditions as they existed on, and can be evaluated as of the date of this letter.

   It is understood that this letter is for the information of the Board of Directors of the Company only and is not to be quoted or referred to in whole, or in part, without the prior written approval of American Appraisal other than in any document filed by the Company with the Securities and Exchange Commission in connection with the Offer and Merger.

   This Opinion is not intended to supplement or to substitute for the Board's due diligence to the extent required by the Board in connection with the Offer and Merger or any other transaction.

Fairness Conclusion

   Based upon, and subject to, the foregoing, it is our opinion that as of the date hereof, the Offer Price and other terms and conditions of the Offer and Merger are, in our opinion, fair, from a financial point of view, to the holders of Company Common Stock.

                                          Very truly yours,

                                          AMERICAN APPRAISAL ASSOCIATES, INC.
                                          [/s/ AMERICAN APPRAISAL ASSOCIATES,
                                          INC.]